March 30, 2007

Mayer, Brown, Rowe & Maw LLP

71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel (312) 782-0600
Main Fax (312) 701-7711

www.mayerbrownrowe.com

Jon D. Van Gorp

Direct Tel (312) 701-7091
Direct Fax (312) 706-8362

jvangorp@mayerbrownrowe.com

Ms. Hanna T. Teshome Special Counsel Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549-3561
Re:	Westpac Securitisation Management Pty Limited

Registration Statement on Form S-3

Filed February 2, 2007

File No: 333-139257

Dear Ms. Teshome:

In this letter, Westpac Securitisation Management Pty Limited (the “Registrant”) responds to the Commission staff’s comment letter dated March 1, 2007 concerning the captioned Registration Statement (the “Comment Letter”).

The Registrant is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form S-3. In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 1, which have been marked to show the changes from the Registration Statement as filed on February 2, 2007.

The Registrant’s responses to the Comment Letter are set forth below. The responses follow each of the staff’s comments, which are re-typed below. Please note that the page references refer to the marked copy of the base prospectus and form of prospectus supplement. Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

This letter is being submitted on behalf of the Registrant, accordingly, the terms “we”, “us” and “our” in the following responses refer to the Registrant.

Registration Statement on Form S-3

General

1.	Please note that your registration statement has been referred to the Division of Investment Management for review and possible additional comment.

Response

Duly noted.

2.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response

The Registrant and all issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with all required Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. The Series 2002-1G WST Trust (CIK 0001168861, the “2002 Trust”), Series 2005-1G WST Trust (CIK 0001315954, the “2005 Trust”) and Series 1999-1G WST Trust (CIK 0001159443, the “1999 Trust”) are the only issuing entities previously established by the Registrant or any affiliate of the Registrant that have offered a class of asset backed securities involving the same asset class for which there has ever been any Exchange Act reporting obligation.

None of the 1999 Trust, the 2002 Trust and the 2005 Trust has had a duty to report under the Exchange Act in the past twelve months and each has filed a Form 15 (notice of suspension of duty to file reports). Please refer to each Form 15 filed as i) file number 333-64199-01 filed Feb. 28, 2006 for the 1999 Trust, ii) file number 333-32944 filed Dec. 14, 2006 for the 2002 Trust and iii) file number 333-32944-01 filed Dec. 14, 2006 for the 2005 Trust. Although each Form 15 for the 2002 Trust and the 2005 Trust was filed within the past twelve months, each of these issuing entities has had fewer than 300 holders of its securities and thereby access to the exemption from filing pursuant to Section 15(d) of the Exchange Act (providing inter alia that the “[t]he duty to file under this subsection shall…be automatically suspended as to any fiscal year, other than the fiscal year within which such registration statement became effective, if, at the beginning of such fiscal year, the securities of each class as to which the registration statement relates are held of record by less than 300 holders…”) and Rule 15d-22(b) (providing inter alia that “no annual and other reports need be filed pursuant to section 15(d) of the Act regarding such class of securities as to any fiscal year, other than the fiscal year in which the takedown occurred, if at the beginning of such fiscal year the securities of each class in the takedown are held of record by less than three hundred persons”) for a period in excess of the past twelve months.

Each of the 2002 Trust and the 2005 Trust filed periodic reports on a voluntary basis until the date it filed its Form 15. In the course of providing such periodic reports, the 2002 Trust was late in filing Form 8-Ks in connection with the distribution dates occurring March 6, 2006 and June 5, 2006 when each related filing was made on July 6, 2006, and the 2005 Trust was late in filing a Form 8-K in connection with the distribution date occurring March 23, 2006 when the related filing was made September 28, 2006.

3.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed pursuant to the 1934 Act requirements.

Response

We confirm that we plan to file the finalized agreements, including the exhibits to these agreements, as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement, prior to or at the time of each takedown, or that all material terms of the finalized agreements will have already been disclosed in the final 424 prospectus.

4.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response

We confirm that we will file unqualified legal and tax opinions at the time of each takedown.

5.	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response

We confirm that the base prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in an actual takedown.

Cover

Explanatory Note

6.	Please delete the second paragraph in this section which refers to permission from the SEC staff as it is no longer applicable.

Response

We have deleted the second paragraph from the cover.

Prospectus Supplement

Cover

7.	When referring to transaction parties, please use the terminology set out in Regulation AB. Please note that “Trust Manager” is not a Regulation AB term. Please refer to Item 1101 of Regulation AB and revise accordingly.

Response

Westpac Securitisation Management Pty Limited is both depositor and trust manager. We have added text on page S-1 of the form of the prospectus supplement that clarifies that the depositor is also known as the Trust Manager, which is an important transaction role assumed by Westpac Securitisation Management Pty Limited that is not contemplated by Regulation AB.

8.	Please revise the second paragraph to clarify that the securities represent the obligations of the issuing entity and not the issuer trustee or advise. Refer to Item 1102(d) of Regulation AB.

Response

We have revised the second paragraph to clarify that, although the offered notes are obligations of the issuer trustee, such obligations may only be satisfied using funds available to the issuing entity.

9.	Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but it should not differ or contradict it. Accordingly, please revise the first paragraph in this section in which you indicate that the information “may be different.” Revise accordingly, the second paragraph on page 1 of the base prospectus.

Response

We have deleted the language “and may be different from the information in the prospectus” from the first paragraph on page iii of the form of prospectus supplement. The second paragraph on page 1 of the base prospectus has been deleted.

10.	Please refer to the last sentence in the sixth paragraph. Disclaimers for material information made by an underwriter or their affiliates is inappropriate. Please remove it.

Response

Please refer to the paragraph you have referenced. There is no disclaimer for material information provided by underwriters or affiliates of underwriters in the referenced paragraph.

Disclaimers with Respect to Sales, page v

11.	Similar to our comment above, please remove the third paragraph in this section as it contains an inappropriate disclaimer. Revise here and throughout the document accordingly.

Response

We have deleted the third paragraph on page v in its entirety.

Summary, page S-1

Structural Diagram, page S-2

12.	While we note that structural changes to the transaction may require revisions, please provide a sample of the diagram you expect to provide.

Response

Please refer to page S-3 of the form of prospectus supplement where such a sample diagram appears.

Summary of Notes, page S-3

13.	Please revise your disclosure to clarify which notes are offered and not-offered by this prospectus, including residual or equity interests. Please refer to Item 1103(a)(3)(i) of Regulation AB.

Response

We have revised the disclosure under the heading “Summary of the Notes” on page S-4 of the form of prospectus supplement to clarify which notes are offered and not-offered by this prospectus and provide that no securities are being offered by this prospectus other than the US$ notes.

Structural Overview, page S-3

14.	We note that you are using a master trust structure. Please confirm that the master trust will be structured within the limitations of Item 1101(c)(3)(i) of Regulation AB. Refer to Section III.A.2.f of the Regulation AB Adopting Release (Release No. 33-8518).

Response

Please be advised that this is not a master trust structure. Item 1101(c)(3)(i) provides that a master trust involves the structure where “the offering related to the securities contemplates adding additional assets to the pool that backs such securities in connection with future issuances of asset-backed securities backed by such pool” (emphasis added). The Registration Statement does not contemplate future issuances of asset-backed securities by a pool that already backs an issued security. The Registration Statement contemplates the creation of a new trust, pursuant to a master trust deed which is the trust deed for each new trust, and housing loan pool for each issuance of securities rather than the use of a master trust. Please refer to “The Trust” beginning page S-32 of the form of prospectus supplement and “Description of the Trusts” beginning page 3 of the base prospectus.

15.	Please refer to the last paragraph of this section. Please explain the “limited circumstances” in which the assets of the parties to the transaction would be available to meet the payments of interest and principal on the notes.

Response:

The reference to “limited circumstances” has been replaced with text that describes inter alia when the assets of the parties to the transaction would be available to make payments of interest and principal on the notes.

Allocation of Cash Flows, page S-10

16.	Please summarize the flow of funds, payment priorities and allocation among the classes of securities offered and not offered, and the fees and expenses. Refer to Item 1103(a)(3)(vi) of Regulation AB. If possible, please provide a sample of the diagram you expect to provide in the next amendment.

Response

Please refer to the sample diagrams on pages S-13 through S-16 of the form of prospectus supplement where the flow of funds, payment priorities and allocation among the classes of securities, offered and not offered, and the fees and expenses are summarized. Please note that the filed edgarized version of the form of prospectus supplement is easer to read for purposes of this review.

Servicing, page S-39

17.	While we note your disclosure of the servicing agreement on page 58 of the base, we are unable to locate any significant discussion of the servicer(s). Please revise your disclosure to provide all of the information required under Item 1108(a) of Regulation AB with respect to the servicer, affiliated and unaffiliated, the back-up servicer and any other material servicer.

Response

We have revised the disclosure in the section “Description of Certain Parties to the Transaction—The Sponsor and Servicer” on page S-34 of the form of prospectus supplement to add a placeholder to provide all of the information required under Item 1108(a) of Regulation AB with respect to the servicer, affiliated and unaffiliated, the back-up servicer and any other material servicer.

Delinquency and Loss Experience, page S-41

18.	It is unclear from your disclosure here and in the previous section “collection and enforcement procedures,” at what point a housing loan is written off or charged off as delinquent. Please revise your disclosure to explain how delinquencies are determined. Please refer to Item 1100(b) of Regulation AB. Refer also to Section 1.01 of the Manual of Publicly Available Telephone Interpretations: Regulation AB and Related Rules available at www.sec.gov.

Response

We have revised the disclosure on page S-43 of the form of prospectus supplement to clarify at what point a housing loan is charged off as uncollectible. Please refer to the third paragraph of the section “Collection and Enforcement

Procedures” on page S-42 where it is explained how delinquencies are determined.

[Money Market Notes], page S-60

19.	Please explain how the money market notes function as a credit enhancement. Please add disclosure to the base prospectus to describe the money market notes and revise the prospectus supplement accordingly.

Response

We have moved this section to page S-47 of the form of prospectus supplement where it now forms a subsection of the section “Description of the Notes”.

Base Prospectus

The Housing Loans, page 5

20.	All assets underlying an asset-backed transaction must be described in the base. Please delete “catch-all” phrases such as “or another types of product described in the prospectus supplement” located on page 5. Please refer to Item 1111(a) of Regulation AB.

Response

The phrase to which you referred has been revised on page 5 of the base prospectus to clarify that such referred phrase is not a catch-all phrase. The revised phrase clarifies that each pool asset will be a housing loan. The differences described in this phrase are among product types as opposed to asset types and therefore the phrase is consistent with Item 1111(a) of Regulation AB, as revised.

Transfer and Assignment of the Housing Loans, page 5

21.	Please explain how an “all moneys” mortgage functions and explain how its inclusion in the pool of assets is consistent with the definition of asset-backed security. Refer to Item 1101(c)(1) of Regulation AB.

Response

An “all moneys” mortgage is a mortgage serving as collateral for a housing loan that may also be available to secure other indebtedness in addition to the housing loan. As provided on page 6 of the base prospectus in the paragraph to which you referred, any housing loan secured by such a mortgage sold to a particular trust will have a higher priority security interest in such mortgage than any other indebtedness that is secured by the same mortgage. Housing loans secured by such mortgages are consistent with inclusion in the pool of assets backing an asset-backed security because each such housing loan is a discrete asset regardless of the more general availability of its related mortgage.

Westpac Residential Loan Program, page 9

22. We note that some of the housing loans may be purchased by Westpac. Please identify any originator, apart from the sponsor or its affiliates, that originated or is expected to originate, 10% or more of the pool assets. Refer to Item 1110(a) of Regulation AB.

Response

We have added placeholders on pages S-[ ] and S-[ ] of the form of prospectus supplement as requested to identify each originator, that originated or is expected to originate, 10% or more of the pool assets and confirm that we will fill in such placeholder if applicable to a specific takedown.

23.	In addition, please confirm that you will disclose each entity’s origination program if the entity is expected to originate 20% or more of the pool assets. Refer to Item 1110(b)(2) of Regulation AB.

Response

We have added placeholders on pages S-34 and S-35 of the form of prospectus to disclose each entity’s origination program if the entity is expected to originate 20% or more of the pool assets and confirm that we will fill in such placeholder if applicable to a specific takedown.

Redemption of the Notes, page 27

24.	Please explain how the redemption of the notes described in this section, which includes the sale of some or all of the housing loans, is consistent with the definition of an asset-backed security; in particular, that there is a general absence of active pool management. Refer to Item 1101(c)(1) of Regulation AB and the discussion of the definition of asset-backed security in Section III.A.2 in SEC Release No. 33-8518.

Response

Item 1101(c)(1) provides that an asset-backed security “is a security that is primarily serviced by the cash flows of a discrete pool of receivables or other financial assets, either fixed or revolving, that by their terms convert into cash within a finite time period, plus any rights or other assets designed to assure the servicing or timely distributions of proceeds to the security holders…” (emphasis added). Section III.A.2.a of the Adopting Release provides generally that this

“definition is principles-based and allows broad flexibility as to asset types and structures…so long as such assets meet the general principle that they are a discrete pool of financial assets that by their terms convert into cash within a finite time period” (emphasis added). Each of the redemptions referenced in your comment is a redemption in connection with the occurrence of an event that occurs outside the control of any of the parties to the transactions that is fully described in the prospectus in each of your referenced sections. Accordingly, situations where housing loans could be sold will be known by the investors at the time the investors purchase the asset-backed securities and therefore the existence of these redemption features is not inconsistent with the asset-backed securities converting to cash within a finite time period. Footnote 63 of the Adopting Release explicates by way of example what is meant by “finite time period” by providing that common stock does not meet the principle, however, “limited life equity securities, such as trust preferred securities, that themselves have a finite life and a mandatory redemption, could satisfy the general principle.” Since the US$ notes to be offered as part of a takedown from the Registration Statement will have a definite final maturity that will occur after the redemption date for such notes, the US$ notes clearly must be converted into cash within a finite time period, albeit such date of conversion may occur prior to such final date based on the possible redemptions referenced in your comment. However, such possible early conversion is analytically indistinct from many common structures of asset-backed securities offerings, such as clean-up calls, and the events that may give rise to such redemptions are fully disclosed.

For the foregoing reasons, the redemption of notes you reference is consistent with the definition of an asset-backed security.

Reports to Noteholders, page 31

25.	Please revise this section to clarify which reports the trust manager will file.

Response:

We have revised page 32 of the base prospectus as requested to clarify which reports the trust manager will be required to file.

Deposit Agreement, page 35

26.	Please describe what constitutes an “investment agreement.”

Response:

We have revised the base prospectus to delete the reference to “investment agreement” on page 35 of the base prospectus.

Revolving Period, page 38

27.	Because your securities are backed by an asset pool that is not considered revolving in nature, the revolving period may not extend for more than three years from the date of issuance. Refer to Item 1101(c)(3)(iii) of Regulation AB. Please revise or advise.

Response

We have revised the base prospectus as requested on page 38 to provide that the revolving period may not extend for more than three years from the date of issuance.

Issuance of Additional Notes, page 38

28.	Please state whether noteholder approval is necessary for the issuance of additional notes and whether the noteholders will receive notice of such additional issuances. Item 1103(a)(4) of Regulation AB.

Response

We have revised the base prospectus as requested on page 38 to provide that approval from existing noteholders is not necessary for the issuance of additional notes and that such existing noteholders will not receive notice of such additional issuances of additional notes.

Evidence as to Compliance, page 60

29.	It appears that you may need to amend your servicing agreement to comply with Regulation AB. Please revise the transactional agreements to comply with Regulation AB and revise the factual descriptions in this section and the section title “annual compliance statement” on page 43 accordingly. Please refer to Items 1118, 1122, and 1123 of Regulation AB.

Response

The section title “annual compliance statement” is accurate because such compliance statement is provided on an annual basis pursuant to the transaction documents but is not provided in connection with Regulation AB. The Regulation AB specific section is titled “Evidence as to Compliance” and is found on page 61.

30.	Please revise to clarify that you will file a separate assessment report, attestation report and servicer compliance statement if multiple servicers are involved, including when specific servicing functions are outsourced to third parties. Refer to Instructions to Items 1122 and 1123 of Regulation AB.

Response

We have revised the “Evidence of Compliance” section on page 61 of the base prospectus as requested to clarify that separate assessment reports, attestation reports and servicer compliance statements will be filed if multiple servicers are involved, including when specific servicing functions are outsourced to third parties.

Exhibits

31.	Please update the agreements you have incorporated by reference to comply with Regulation AB. Please provide us with copies of updated agreements when available, marked to show changes made to comply with Regulation AB.

Response

The agreements we have incorporated by reference have been updated to comply with structural changes necessary to comply with Regulation AB and have been addressed in the form agreements filed herewith.

If you have specific questions you would like to discuss, please do not hesitate to contact me at (312) 701.7091. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Jon D. Van Gorp
Jon D. Van Gorp